Exhibit 99.1

The year 2020 was an extraordinary one of uncertainty and turbulence. The COVID-19 pandemic has had a profound and significant impact on all of us. Our 1,786 colleagues located within 21 branch offices throughout Thailand have had to quickly adjust and adapt. Sadly, some have lost friends and loved ones, so I would like to extend my deepest sympathy to all of those who have suffered during the pandemic. We now live, work and play in a different world.

A resilient financial performance by a resilient team

Our financial performance in 2020 was impacted by the pandemic, but the results also show evidence of great resilience and leadership.

Our overall revenues declined by 2.4% to US$37.6 million. This was largely a result of reduced demand for our core services during the rapid spread of COVID-19 in Thailand between March and May 2020.

Yet, we remained agile and highly responsive to the changing environment by implementing difficult but necessary cost-reduction measures. This meant that our adjusted net income for 2020 remained positive at US$4.7 million. In addition, with prudent cash management and financial discipline, we maintained a positive cashflow from operations of US$4.9 million.

Throughout this tumultuous period, our management team has focused on protecting the interests of our shareholders, while ensuring the wellbeing of our colleagues, supporting our customers and clients, and showing solidarity with our business partners. From the execution of our business contingency plans to managing our employees working from home, in 2020 we demonstrated initiative, resilience and teamwork throughout. This would not have been possible without the strong leadership and judgement shown by those on our management team, whom I am sure will all emerge from this experience having learned many valuable lessons for the future.

Towards greater governance

I am delighted to welcome John Fletcher and David Ian Viccars to our Board as independent non-executive directors.

John brings considerable experience in equity and debt financing, as well as M&A and advisory work. John has successfully completed more than 100 transactions, raising billions of dollars for numerous companies.

David has extensive experience in the security industry within the APAC region. After a successful career in the British Armed Forces with the Royal Tank Regiment, David has built an impressive career as a senior level executive in the commercial security sector.

In conjunction with the appointment of these two independent non-executive directors, we also announced the establishment of our audit committee. These moves reflect our commitment to stronger governance and greater transparency. I look forward to our new directors’ contributions and support in 2021.

A journey of transformation with robotics and cybersecurity

Undoubtedly, navigating our way through an extremely difficult year has forced us to hasten our transformation journey. That means transforming Guardforce from a traditional physical and security logistics business to one that is more integrated with technology in order to remain relevant to the changing environment and our customers’ needs.

During the second half of 2020, amid the pandemic onslaught, our management team took a bold yet prudent decision to introduce robotics and cybersecurity solutions to our product offerings. The introduction of robotics solutions was largely in response to our clients’ needs for increased automation and outsourcing. In particular, outsourcing the four Ds - the Dull, Dirty, Dangerous and Dear (expensive) tasks – all of which are best done by robots.

Alongside that, we unveiled a robot as a service (RaaS) solution for the commercial and public sectors to facilitate thermal imaging and temperature measurements. To date, we have deployed more than 100 robots in Thailand, Singapore, Hong Kong, Macau and Malaysia. This is part of our strategy to expand into other security applications and managed security services, while at the same time building new recurring revenue streams with our existing customer base and strategic partners in the region.

In addition, we entered into a partnership with Hong Kong-based penetration-testing company Handshake Networking Limited (Handshake) in order to offer network-risk assessment services in the region – and to help capture new opportunities in the region in the booming market for cybersecurity and managed security services. As part of this partnership with Handshake, we launched GFAI RECON “powered by” Handshake, a dedicated cyber risk assessment service to help small- and medium-sized enterprises (SMEs), corporate clients, schools, hospitals and other companies to identify and detect vulnerabilities in their networks. We subsequently announced our acquisition of a majority stake in Handshake in February 2021.

Outlook

We have had an auspicious start to 2021 with a significant win in Thailand. In January, we announced that our Thai business had been selected as the authorized operator for the Consolidated Cash Center (CCC) in Thailand’s Khon Kaen province, a five-year contract starting April 19, 2021. The decision to appoint us was jointly made by the Thai Banking Association, representatives of Thai Commercial Banks and the Bank of Thailand. Winning this opportunity is hugely gratifying and a real honour. It will showcase our professional execution capabilities and demonstrate the trust that our clients have placed upon us.

Looking ahead to the remainder of 2021, the outlook for the major economies is hard to call owing to the uncertainties around the ongoing COVID-19 threat and its new variants, plus substantial geopolitical risks and risks to trade stability. It is especially at times like these that we must not lose our focus.

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As a group, we will continue to:

1.	Focus on business diversification, building new recurring revenue streams in technology-related security applications.

2.	Leverage our strong fundamentals in the secure logistics business to expand our service offerings.

3.	Maintain our competitiveness with very high-quality customer service and proactive business strategies.

4.	Respond with agility to changing business conditions, prioritizing health and safety for our employees and customers.

5.	Work with financial prudence as we execute our business strategies and transformation plans.

6.	Progress towards becoming a global leader in integrated security solutions.

I am confident that these endeavors will not only mitigate the risks and impact of COVID-19, but also ensure sustainable long-term business growth.

Lastly, I would like to take this opportunity to express my gratitude to all my colleagues. Thank you all for your unwavering resolve during the most turbulent of times. The superb response from everyone at GFAI, at every level, as well as of our business partners, enabled us to come through this year stronger, together.

Terence Yap

Group Chairman

29 April 2021

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